February 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Christina DiAngelo

Re:	HighMark Funds (the “Trust”) (File No. 811-05059)

Responses to Comments on Form N-CSR, Form N-PX and Form 40-17g

Dear Ms. DiAngelo:

I am writing on behalf of the Trust to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Trust’s annual shareholder report on Form N-CSR for the year ended July 31, 2011 (the “Annual Report”), the Trust’s Form N-PX filed August 26, 2011 and the Trust’s Form 40-17g filed February 25, 2011. You communicated these comments to Colleen Meyer of Ropes & Gray LLP via telephone on January 13, 2012. The Staff’s comments and the Trust’s responses are set forth below.

A.	Comments Relating to Form N-CSR

1.	Comment: Please conform the investment objectives of HighMark Balanced Fund, HighMark Large Cap Growth Fund and HighMark NYSE Arca Tech 100 Index Fund, each a series of the Trust (each series of the Trust, a “Fund”), with the investment objectives of such Funds stated in the Funds’ prospectuses dated December 1, 2011.

Response: The Trust will make the requested changes in its Semi-Annual Report dated January 31, 2012 (the “2012 Semi-Annual Report”).

2.

Comment: Please conform the line graphs showing the comparison in the values of a $10,000 investment in a Fund to an appropriate benchmark (the “Line Graph”) to the requirements of Item 27(b)(7)(ii)(a), Instruction 1(d) of Form N-1A, which says to “base the line graph on the Fund’s required minimum initial investment if that amount exceeds $10,000.” Specifically, some of the Line Graphs show Fiduciary Shares of the Funds, and Fiduciary Shares have initial investment minimums of $100,000. Additionally, please show only one class of shares of the

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Funds in each Line Graph (i.e., provide a separate graph or graphs to show an additional class or classes).

Response: The Trust will make the requested changes in the 2012 Semi-Annual Report. Specifically, going forward, the Trust will show only the Class A share class in the Line Graph. The Class A share class has the highest load structure and has a minimum required investment of $1,000. The Trust believes that this approach will eliminate any potential confusion regarding the initial minimum investment and will provide consistent reporting across all Funds.

3.	Comment: Please explain supplementally why the share classes of some Funds that show synthetic performance in the average annual total returns table have adjusted performance to reflect the applicable expenses of the relevant share class and some share classes have not adjusted performance to reflect the applicable expenses.

Response: With one exception (HighMark National Intermediate Tax-Free Bond Fund), historically, the Trust’s general policy has been to calculate synthetic performance without adjusting for the relevant share class expense ratio. However, in 2006, when launching new share classes in conjunction with a Fund adoption, the policy was modified to adjust for the relevant share class expense ratio in the instances where the new share class had a higher expense ratio. Since the Trust understands that either method of calculating performance is permitted by the Commission’s guidance when accompanied by adequate disclosure, the Trust did not apply the policy to Funds whose performance was previously reported under a different method.

4.	Comment: Please explain supplementally how the share class was selected for HighMark Geneva Small Cap Growth Fund’s Line Graph.

Response: In the past, the Trust has chosen to disclose the share class with the greatest amount of assets (and with a lower fee structure) as well as the highest load share class; however, for newer funds such as HighMark Geneva Small Cap Growth Fund, the Trust has chosen to disclose only the highest load share class in the Line Graph. As noted in response to question 2, going forward, the Trust will show only the Class A share class in its Line Graphs for all Funds.

5.	Comment: In the “Management’s Discussion of Fund Performance” section for HighMark International Opportunities Fund, the Fund compares its performance to the MSCI All-Country World ex-U.S. Index Gross. Please explain supplementally what the word “Gross” means in the index’s name.

Response: The MSCI All-Country World ex-U.S Index Gross includes dividends reinvested on a “gross” basis (i.e., no deduction is taken for withholding taxes for foreign investors). In response to a comment from the Staff, the Trust amended its disclosure in its December 1, 2011

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prospectuses and provided the full names of the two relevant MSCI indices as follows: “MSCI All Country World ex-U.S. Index Gross” and “MSCI EAFE Index Net.” The Trust will make corresponding changes in the 2012 Semi-Annual Report.

6.	Comment: In the average annual total returns table of each Fund, please show the average annual total returns of the Fund’s primary index for the relevant time periods. While this is not required disclosure under Form N-1A, the Staff considers it to be good disclosure.

Response: The Trust will make the requested changes in the 2012 Semi-Annual Report.

7.	Comment: In the expense example table in the “Disclosure of Fund Expenses” section, the “Net Annualized Expense Ratios” should be calculated using the expenses for each Fund’s most recent fiscal half-year per Instruction 1(c) to Item 27(d)(1) of Form N-1A. Please confirm the Trust uses the expenses for each Fund’s most recent fiscal half-year.

Response: The Trust confirms that it uses the expenses for each Fund’s most recent fiscal half-year.

8.	Comment: In the “Notes to Financial Statements,” please disclose what types of collateral can be accepted for repurchase agreements. Additionally, in the “Schedule of Investments,” please clarify what types of corporate obligations are used as collateral for repurchase agreements, if possible.

Response: The Trust will disclose in the “Notes to Financial Statements” the types of collateral that can be accepted for repurchase agreements in the 2012 Semi-Annual Report. Additionally, in the “Schedule of Investments,” the Trust will describe the types of corporate obligations that are used as collateral for repurchase agreements in the 2012 Semi-Annual Report.

9.

Comment: As stated on page 130 in the “Statement of Assets and Liabilities” for HighMark International Opportunities Fund, the Accrued Expenses and Other Payables for the Fund is $306,470.[1] Since it is a large amount, please explain supplementally what this amount consists of and confirm that it is adequately disclosed in the “Notes to the Financial Statements.”

Response: The Accrued Expenses and Other Payables balance of $306,470 represents approximately 0.12% of HighMark International Opportunities Fund’s net assets as of July 31, 2011. $293,102 of the payable is for capital gains taxes due in a foreign jurisdiction that were incurred in the ordinary course of business. The Trust believes its disclosure is adequate due to the size and nature of the payable. The Trust will, however, continue to review its disclosure to ensure all material matters are adequately described in the “Notes to the Financial Statements.”

[1]	Page references herein are to the Equity, Asset Allocation and Fixed-Income Annual Report dated July 31, 2011.

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10.	Comment: In note 1 of the “Notes to Financial Statements,” please disclose which Funds are diversified and which Funds are non-diversified. While this is not required disclosure under Form N-1A, the Staff considers this to be good disclosure.

Response: The Trust will make the requested change in the 2012 Semi-Annual Report.

11.	Comment: In note 3 of the “Notes to the Financial Statements” (on page 180), please disclose what costs are excluded from the expense limitations. Additionally, on page 171 in the “Financial Highlights” section, there is a footnote that states the following: “Ratios of expenses to average net assets include interest expenses of less than 0.005% for the period ended July 31, 2009, which is not included in the contractual expenses limitation. The interest expense is from utilizing a line of credit.” However, the disclosure in the prospectuses dated December 1, 2011 does not say that interest expenses are excluded. Please clarify what is excluded from the expense limitation.

Response: Expense limitations are exclusive of portfolio brokerage and transaction costs, as well as taxes relating to transacting in foreign securities, if any, extraordinary expenses and any expenses indirectly incurred by a Fund through investments in pooled investment vehicles. In general, interest expense would be included in the expense limitations unless it was an extraordinary expense. The footnote for July 31, 2009 relates to an expense that was incurred by a predecessor fund of HighMark NYSE Arca Tech 100 Index Fund, and such predecessor fund did not have an expense limitation agreement in place at the time the expense was incurred. The Trust will disclose what costs are excluded from the expense limitations in the 2012 Semi-Annual Report.

12.	Comment: Please refer to the December 1, 2011 prospectuses of HighMark International Opportunities Fund, HighMark Bond Fund and HighMark Short-Term Bond Fund. As an example, the current expense limitation for Fiduciary Shares of HighMark International Opportunities Fund is 1.27% and the note to the fee table in the prospectus states that expenses can be recouped up to a level of 1.42%. Please confirm that your expense recoupment plan is in accordance with the views of the Commission that were communicated in the 2009 Audit Risk Alert, “Investment Company Industry Developments,” pages 16-17, paragraph .73- Expense Recapture Plans:

The SEC staff reminds Registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Also, would the Fund be able to recapture expenses above the current expense cap as long as expenses are below the limit stated in the footnote?

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Response: The Trust understands the views of the Staff that were communicated in the 2009 Audit Risk Alert, and the Adviser intends to recapture fees and expenses only in accordance with those views. With respect to any particular waived fees and expenses, the Adviser will only recoup such fees and expenses if the expense ratio is less than the lower of the then current expense cap and the expense cap that was in place at the time the fees and expenses were waived.

13.	Comment: In the following statement in the “Notes to Financial Statements,” please explain what “certain limitations” are:

Effective December 1, 2009, the Adviser may recoup from the Fund any of the fees and expenses it has waived and/or reimbursed until the end of the third fiscal year after the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to certain limitations.

Response: Under the current expense reimbursement agreement, the Adviser may recoup from a Fund any of the fees and expenses it has waived and/or reimbursed until the end of the third fiscal year after the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to the following limitations: (i) such Fund will make such payment only if the operating expenses of each applicable class of shares of such Fund (exclusive of portfolio brokerage and transaction costs, as well as taxes relating to transacting in foreign securities, if any, extraordinary expenses and any expenses indirectly incurred by the Fund through investments in pooled investment vehicles), without regard to such payment, are at an annual rate (as a percentage of the average daily net assets attributable to such class of shares of such Fund) of less than the annual percentage rate applicable to such class of shares of such Fund as set forth in the agreement; (ii) the amount of such deferred fees and expenses paid by a Fund with respect to any fiscal year with respect to a class of shares shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of such Fund with respect to such class of shares (exclusive of portfolio brokerage and transaction costs, as well as taxes relating to transacting in foreign securities, if any, extraordinary expenses and any expenses indirectly incurred by the Fund through investments in pooled investment vehicles) do not exceed the annual percentage rate applicable to such class of shares of such Fund as set forth in the agreement; and (iii) in the event the Adviser is entitled to recoup any fees and expenses that it has waived and/or reimbursed and it waives its rights to recoup such deferred fees and expenses, the Adviser shall be deemed to have forever thereafter forfeited its rights to receive such waived deferred fees and expenses.

The Trust will provide fuller disclosure with respect to these limitations in the 2012 Semi-Annual Report.

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14.	Comment: If the management fee rate for HighMark International Opportunities Fund changed from 0.95% as disclosed in the Annual Report to 0.75% in the prospectuses dated December 1, 2011, wouldn’t the prospectuses show a corresponding decrease in the gross expense ratio?

Response: The Trust will reflect the change on its next annual update.

15.	Comment: On page 182 in the “Notes to Financial Statements,” the Annual Report states that certain service providers, which may include Union Bank, N.A. or its affiliates (“Union Bank”) who have agreed to provide certain shareholder support services, have agreed to waive a portion of their fees for certain classes of all Funds for the year ended July 31, 2011. The Staff believes this is a related party transaction and as such there should be additional disclosure regarding the waivers. For example, are the waivers voluntary or contractual? Are they subject to recoupment?

Response: The waivers by Union Bank are voluntary and not subject to recoupment. The Trust will add disclosure to that effect in the 2012 Semi-Annual Report.

16.	Comment: In Item 4(d) of Form N-CSR (“All Other Fees”), please provide more detail about the fees listed. Item 4(d) requires Registrants to “describe the nature of the services comprising the fees disclosed under this category.”

Response: The majority of fees listed in Item 4(d) for 2010 represents expenses related to the anti-money laundering audit. There were no fees listed in Item 4(d) for 2011. The Trust will, on a going forward basis, describe the nature of the services comprising the fees, if any, disclosed under Item 4(d).

B.	Procedural Comments

1.	Comment: On the facing sheet of future filings with the Commission, please provide a telephone number for the Trust where the Staff can reach someone at the Trust.

Response: The Trust will make the requested change.

C.	Comments Applicable to Form N-PX

1.	Comment: On the Trust’s Form N-PX filed on August 26, 2011, with respect to HighMark Income Plus Allocation Fund, HighMark Growth & Income Allocation Fund and HighMark Diversified Equity Allocation Fund, please specify which series of the Trust the votes reflect, instead of stating “HighMark Funds.”

Response: The Trust will work to identify an automated solution to satisfy the request for future filings.

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D.	Comments Applicable to Form 40-17g

1.	Comment: In the transmittal letter to the Form 40-17g filing, please include a statement as to the period for which premiums have been paid per Rule 17g-1(g)(1)(iv) of the Investment Company Act of 1940, as amended. Please state the premium amount that has been paid.

Response: The Trust made the requested change on the transmittal letter to the Form 40-17g filed with the Commission on February 3, 2012.

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to these filings; (ii) the review of these filings by the Staff, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Trust will not assert the review by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Should you have any questions, please do not hesitate to call me at (415) 705-7508.

Very truly yours,

/s/  Pamela O’Donnell

Pamela O’Donnell

cc: Ann Lau, HighMark Capital Management, Inc.

Karen Seaman, Union Bank, N.A.

John M. Loder, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP

Jessica R. Hale, Ropes & Gray LLP

Colleen B. Meyer, Ropes & Gray LLP